                                                                    EXHIBIT 99.1

                         AUDITED FINANCIAL STATEMENTS OF

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                   FOR THE PERIOD OCTOBER 16, 2003 (INCEPTION)

                              TO DECEMBER 31, 2003

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
NSNV, Inc.
Houston, Texas

We have audited the accompanying balance sheet of NSNV, Inc. (a development stage entity), and the related statements of operations, shareholders' equity, and cash flows for the period October 16, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSNV, Inc. as of December 31, 2003, and the results of operations, changes in shareholders' equity and its cash flows for the period October 16, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

L J SOLDINGER ASSOCIATES LLC

Deer Park, Illinois
March 26, 2004

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                             STATEMENT OF OPERATIONS

                                                     October 16, 2003
                                                 (Inception) to December
                                                         31, 2003
                                                 -----------------------
Revenues                                                 $       -

Costs of Operations:
     Amortization of Intangible Assets                       5,181
     General and Administrative Expenses                   130,450
                                                         ---------
     Total Expenses                                        135,631
                                                         ---------

Net Loss to Common Shareholders                           (135,631)
                                                         =========

Loss per Share - Basic and Diluted                       $   (1.36)
                                                         =========

Weighted Average Shares Outstanding - Basic and
     Diluted                                               100,000
                                                         =========

   The accompanying notes are an integral part of these financial statements.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                                  BALANCE SHEET

                                                                    December 31, 2003
                                                                    -----------------
                                     ASSETS

Current Assets:
Cash and Cash Equivalents                                              $     1,000
Deferred Current Assets                                                  1,000,000
                                                                       -----------
     Total Current Assets                                                1,001,000

Intangible Assets, Net of Amortization                                   1,238,335
Other Assets                                                             3,500,000
                                                                       -----------

Total Assets                                                           $ 5,739,335
                                                                       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts Payable                                                  $   146,745
     Accounts Payable - Related Parties                                  2,000,000
                                                                       -----------
     Total Current Liabilities                                           2,146,745

Long-term Liabilities - Related Party                                    3,500,000
                                                                       -----------

Total Liabilities                                                        5,646,745

Shareholders' Equity:
Common Stock, $0.01 par value; 100,000 shares
     authorized and outstanding                                              1,000
Paid In Capital                                                          1,227,221
Less: Subscription Receivable                                           (1,000,000)
Deficit Accumulated During the Development Stage                          (135,631)
                                                                       -----------
     Total Shareholders' Equity                                             92,590
                                                                       -----------

Total Liabilities and Shareholders' Equity                             $ 5,739,335
                                                                       ===========

   The accompanying notes are an integral part of these financial statements.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                             STATEMENT OF CASH FLOWS

                                                                                   October 16, 2003
                                                                               (Inception) to December
                                                                                      31, 2003
                                                                               -----------------------
OPERATING ACTIVITIES:
     Net loss                                                                      $      (135,631)
     Amortization of Intangible Assets                                                       5,181
     Adjustments to reconcile net loss to net cash used in operating activities:
         Change in Deferred Current Assets                                              (1,000,000)
         Change in Accounts Payable                                                        130,450
         Change in Accounts Payable - Related Party                                      1,000,000
                                                                                   ---------------
         Net Cash Provided By Operating Activities                                               -

FINANCING ACTIVITIES:
     Contributions by Shareholders'                                                          1,000
                                                                                   ---------------
     Net Cash Provided By Financing Activities                                               1,000
                                                                                   ---------------

Net Increase in Cash and Cash Equivalents                                                    1,000

Cash and Cash Equivalents at the Beginning of the Period                                         -
                                                                                   ---------------
Cash and Cash Equivalents at the End of the Period                                 $         1,000
                                                                                   ===============

   The accompanying notes are an integral part of these financial statements.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                        STATEMENT OF SHAREHOLDERS' EQUITY


                                                                            Deficit
                                                                          Accumulated
                           Common Stock                                   During the         Total
                        -----------------     Paid In     Subscription    Development    Shareholders'
                         Shares   Amount      Capital      Receivable        Stage           Equity
                        -------  ----------------------------------------------------    -------------
Initial Contribution
   by Shareholders       81,500  $    815  $  1,000,185   $ (1,000,000)  $          -    $      1,000

Purchase of
   Intangible Asset      18,500       185       227,036   $          -              -         227,221

Net Loss                      -         -             -              -       (135,631)       (135,631)
                        -------  --------  ------------   ------------   ------------    ------------
Balance, December
   31, 2003             100,000  $  1,000  $  1,227,221   $ (1,000,000)  $   (135,631)   $     92,590
                        =======  ========  ============   ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

NSNV, Inc., a Texas corporation (the "Company" or "NSNV") was formed on October 16, 2003 as a wholly owned subsidiary of North Sea New Ventures, L.L.C. We are presently engaged in the business of acquiring, exploring, and developing natural gas and oil properties with a initial focus on the North Sea.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

DEVELOPMENT STAGE ENTERPRISE

The Company is a Development Stage Enterprise, as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting for Development Stage Enterprises. Under SFAS No. 7, certain additional financial information is required to be included in the financial statements for the period from inception of the Company to the current balance sheet date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions or unsecured loans. At various times during the year, the Company may exceed the federally insured limits. To mitigate this risk, the Company places its cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal.

INTANGIBLES ASSETS

The Company accounts for intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Intangible assets with a finite useful life are amortized over the useful life. Additionally, intangible assets that are being amortized are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, whenever the events or circumstances (as specified in SFAS No. 144) indicate that the carrying amount may not be recoverable.

INCOME TAXES

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

LOSS PER SHARE

Loss per common share is calculated in accordance with SFAS No. 128, Earnings Per Share. Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similarly to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued and if the additional common shares were dilutive. The Company currently has no potentially dilutive common shares outstanding.

SEGMENT INFORMATION

The Company has determined it has one reportable operating segment as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

NOTE 3 - LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and has significant obligations to pay in future years and its liabilities exceed its assets. The Company will be required to raise funds through additional offerings of its securities or issuance of debt in order to have the funds necessary to complete these acquisitions and continue its operations. See Note 9 - Subsequent Events for discussion of the merger and acquisitions that occurred in 2004.

NOTE 4 - INTANGIBLE ASSETS

On December 16, 2003, NSNV and PGS Exploration (UK) Limited ("PGS"), a United Kingdom corporation that is a provider of geophysical services, entered into an agreement where, in exchange for certain consideration including, among other things, a cash payment of $ 1,000,000 paid in January 2004 and 18.5% of the outstanding stock of NSNV, PGS granted NSNV the right to use 79,200 square kilometers of 3-D seismic and related data in the North Sea region.

Under the agreement, PGS may not license all or part of the data on a non-cash basis for a period of two to three years, depending on the area the data covers. In connection with

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

this, the Company recorded an intangible asset of approximately $1.2 million. The intangible asset is being amortized over its estimated useful life of 10 years on a straight-line basis, with no residual value. While we have a license to the seismic data in perpetuity, the seismic data will become part of the public domain in the United Kingdom in 10 years.

The unamortized balance of the intangible asset as of December 31, 2003 is as follows:

License fee                       $ 1,243,516
Less accumulated amortization          (5,181)
                                  -----------
                                  $ 1,238,335
                                  ===========

The Company recorded amortization expense of $5,181 for 2003. Estimated amortization expense for each of the five years through December 31, 2008 is $124,352.

See Note 8 related to NSNV's purchase commitment of services from PGS.

NOTE 5 - INCOME TAXES

Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes. The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

                                                                                   2003
                                                                                ---------
Deferred tax asset:
Tax benefit arising from net operating loss carryforward                        $  46,000

Less valuation allowance                                                          (46,000)
                                                                                ---------

Net deferred tax asset                                                          $       -
                                                                                =========

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

Income tax benefit consists of the following:

                                                                                    December 31, 2003
                                                                                    -----------------
Deferred:
     Federal                                                                           $    46,000
     State                                                                                       -
                                                                                       -----------
Federal and state benefit of net operating loss carryforward                                46,000

Less valuation allowance                                                                   (46,000)
                                                                                       -----------

Net deferred tax asset                                                                 $         -
                                                                                       ===========

As of December 31, 2003, the Company had losses which resulted in net operating loss carryforwards for tax purposes amounting to approximately $46,000 that may be offset against future taxable income. These NOL carryforwards expire in 2024. However, these carryforwards may be significantly limited due to changes in the ownership of the Company as a result of future equity offerings.

Recognition of the benefits of the deferred tax assets and liabilities will require that the Company generate future taxable income. There can be no assurance that the Company will generate any earnings or any specific level of earning in future years. Therefore, the Company has established a valuation allowance for deferred tax assets (net of liabilities) of approximately $46,000 as of December 31, 2003.

The following table presents the principal reasons for the difference between the Company's effective tax rates and of United States federal statutory income tax rate of 34%.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

                                                                        Period From Inception
                                                                          December 31, 2003
                                                                        ---------------------
Federal income tax benefit at statutory rate                                  $   46,000
State income tax benefit (net of effect of federal benefit)                            -
Less valuation allowance                                                         (46,000)
                                                                              ----------

Income Tax Benefit                                                            $        -
                                                                              ==========

Effective Income Tax Rate                                                              0%
                                                                              ==========

NOTE 6 - SHAREHOLDERS' EQUITY

The Company has 100,000 shares of its common stock outstanding with a par value of $0.01 per share. The common stockholders are entitled to one vote per share and have the right to elect all directors.

On December 16, 2003, the Company issued 81,500 shares of its common stock to North Sea New Ventures, L.L.C., a Texas Limited Partnership owned by William L. Transier and John N. Seitz. The Company received $1,000 cash and promissory notes aggregating $1,000,000. The promissory notes were paid in full, with accrued interest, in January 2004.

As discussed previously, in December 2003, the Company also issued 18,500 shares of its common stock to PGS in connection with the acquisition of the certain seismic data.

NOTE 7 - SUPPLEMENTARY CASH FLOW DISCLOSURES

During 2003, the Company had no cash payments for interest or income taxes.

The Company acquired an intangible asset through issuing 18,500 shares of common stock valued at $227,221 and recording a payable due to PGS of $1,000,000 plus a payable for legal fees of $16,295.

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES

GENERAL

The oil and gas industry is subject to regulation by federal, state and local authorities. In particular, gas and oil production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry. The Company believes it is in compliance with all federal, state and local laws, regulations applicable to the Company and its properties and operations, the violation of which would have a material adverse effect on the Company or its financial condition.

COMMITMENTS

Related Party

As a part of the Agreement entered into with PGS on December 16, 2003, the Company has an obligation to purchase products and services from PGS or its affiliates for a period of three years commencing on December 16, 2003 as follows:

Year 1   $  1,000,000
Year 2      1,500,000
Year 3      2,000,000
         ------------
         $  4,500,000
         ============


PGS has agreed to provide NSNV with product discounts and certain consulting services during the term of the agreement.

Unrelated Party

The Company has contracted with an unrelated party to provide engineering and other services related to acquisition of oil and gas assets, development and production business in the North Sea for a maximum consideration of $400,000 cash and shares and options, to be valued at $400,000 per year, to purchase shares in NSNV's successor company. The contract may be terminated with six months notice by the Company or three months notice by the other party. In addition, both parties may elect to participate in the

                                   NSNV, INC.

                          (A DEVELOPMENT STAGE ENTITY)

                         NOTES TO FINANCIAL STATEMENTS

acquisition of any exploration or development projects initiated by the other party, up to 15% of the asset to be acquired.

NOTE 9 - SUBSEQUENT EVENTS

On January 5, 2004, the Company issued two 4.0% promissory notes for $50,000 each to two members of North Sea New Ventures, L.L.C. The notes were repaid on February 26, 2004 with the accrued interest.

On January 27, 2004, the Company issued two 4.0% promissory notes for $75,000 each to two members of North Sea New Ventures, L.L.C. The notes were repaid on February 26, 2004 with the accrued interest.

On February 24, 2044, the Company (the "Surviving Company") merged with North Sea New Ventures, L.L.C. (the "Merged Company"). The 81,500 shares of the Company's common stock owned by North Sea New Ventures, L.L.C. were equally distributed to two members, each member had a 50% interest in North Sea New Ventures, L.L.C.

On February 27, 2004, the Company was acquired (the "Merger") by Continental Southern Resources, Inc., a Nevada corporation, ("CSOR") through a merger with newly created subsidiary of CSOR resulting in NSNV becoming a wholly-owned subsidiary of the Company. The former shareholders of NSNV received an aggregate of 12.5 million common shares of CSOR in the merger, representing 18.9% of CSOR's outstanding common stock immediately after the closing of the merger. The Merger is intended to provide the expanded company with the following competitive advantages: (i) a pre-eminent seismic and geological database of the North Sea region and (ii) a proven and experienced management team comprised of Messrs. Transier and Seitz, each pursuant to three-year employment agreements, and certain other former executives of Ocean Energy, Inc. and Anadarko Petroleum Corporation.